October 11, 2018

George Gaukler
Chief Executive Officer
Dakota Real Estate Investment Trust
3003 32nd Avenue South
Fargo, ND 58103

       Re: Dakota Real Estate Investment Trust
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 2
           Filed September 28, 2018
           File No. 024-10688

Dear Mr. Gaukler:

      We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-qualification Amendment No. 2 to Form 1-A filed September 28, 2018

General

1. Please update your financial statements in accordance with paragraph (b) of Part F/S in
       Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 George Gaukler
Dakota Real Estate Investment Trust
October 11, 2018
Page 2

action by the staff.

        Please contact Stacie Gorman at (202)551-3585 or Jennifer Gowetski at
(202)551-3401
with any other questions.



                                                         Sincerely,

FirstName LastNameGeorge Gaukler                         Division of
Corporation Finance
                                                         Office of Real Estate
and
Comapany NameDakota Real Estate Investment Trust
                                                         Commodities
October 11, 2018 Page 2
cc:       Randy J. Sparling, Esq.
FirstName LastName